UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2026

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S **Chicago, IL**	**60607**
(Address of principal executive offices)	(Zip Code)

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition

On October 23, 2026, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended September 30, 2026. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect the Bank, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is furnished herewith:

Exhibit No.	Description
99.1	Press Release, dated October 23, 2026
104	Cover Page Interactive Data File (Formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	Federal Home Loan Bank of Chicago	
	By:	/s/ Virxhini Gjonzeneli
	Name:	Virxhini Gjonzeneli
Date: October 23, 2026	Title:	Executive Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q3 2026 Financial Highlights

Chicago – October 23, 2026 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the third quarter of 2026.

"Our preliminary third quarter results reflect continued member demand for the liquidity and mortgage solutions FHLBank Chicago provides," said Michael Ericson, President and Chief Executive Officer of FHLBank Chicago. "Growth in advances and mortgage loans acquired through the Mortgage Partnership Finance® Program demonstrates the important role our cooperative plays in helping members meet their customers' financing needs and support housing and community development across Illinois and Wisconsin."

Third Quarter 2026 Financial Highlights

- Net income decreased to $145 million, compared to $185 million for the third quarter of 2025, primarily driven by higher noninterest expense related to increased Community Advance subsidies and additional funding for the Downpayment Plus® (DPP®) Programs and Affordable Housing Program (AHP) General Fund.
- Total assets increased to $151.6 billion from $141.2 billion at December 31, 2025, predominately reflecting growth in advances.
- Advances outstanding increased to $72.4 billion from $61.1 billion at December 31, 2025, driven mainly by increased borrowing by depository institution members and, to a lesser extent, insurance company members.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance (MPF®) Program increased to $15.6 billion from $14.7 billion at December 31, 2025, as acquisition volume outpaced principal paydowns.

Housing and Community Development

Statutory Affordable Housing Program (AHP) Assessments: FHLBank Chicago is required by statute to contribute 10% of its income before assessments to support affordable housing and community development in the communities served by its members. Through the first nine months of 2026, FHLBank Chicago recognized an AHP assessment of $55 million.

Additional Housing and Community Development Support: In addition to its statutory AHP assessments, FHLBank Chicago provides grants and subsidies to respond to the housing and community development needs of members and their communities. During the third quarter of 2026, FHLBank Chicago:

- Enhanced the Community Advance product by increasing the annual interest rate subsidy available to members and deepening the discount for eligible advances supporting affordable housing and economic development.

- Provided additional discretionary funding for the DPP Programs and the AHP General Fund to expand support for affordable homeownership and housing development.
- Increased funding and member capacity for the MPF Habitat for Humanity® Program, expanding opportunities for participating members to provide below-market mortgage financing to eligible homebuyers.

Through the first nine months of 2026, FHLBank Chicago recognized $49 million in community investment grants and Community Advance subsidies as noninterest expense.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ended September 30, 2026, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

Condensed Statements of Condition
(Dollars in millions)
(Preliminary and Unaudited)

	September 30, 2026	December 31, 2025	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	**$ 27,728**	$ 30,363	**(9)%**
Investment debt securities	**35,195**	34,244	**3 %**
Advances	**72,436**	61,145	**18 %**
MPF Loans held in portfolio, net of allowance for credit losses	**15,600**	14,731	**6 %**
Other	**661**	719	**(8)%**
Assets	**$ 151,620**	$ 141,202	**7 %**
Consolidated obligation discount notes	**$ 34,924**	$ 53,179	**(34)%**
Consolidated obligation bonds	**103,990**	76,295	**36 %**
Other	**2,313**	2,273	**2 %**
Liabilities	**141,227**	131,747	**7 %**
Capital stock	**4,264**	3,573	**19 %**
Retained earnings	**5,901**	5,664	**4 %**
Accumulated other comprehensive income (loss)	**228**	218	**5 %**
Capital	**10,393**	9,455	**10 %**
Total liabilities and capital	**$ 151,620**	$ 141,202	**7 %**
Member standby letters of credit - off-balance sheet	**$ 14,423**	$ 12,874	**12 %**

Condensed Statements of Income
(Dollars in millions)
(Preliminary and Unaudited)

	Three months ended September 30,			Nine months ended September 30,		
	2026	2025	**Change**	**2026**	2025	**Change**
Interest income	**$ 1,636**	$ 1,663	**(2)%**	**$ 4,694**	$ 4,743	**(1)%**
Interest expense	**(1,382)**	(1,422)	**(3)%**	**(3,954)**	(4,029)	**(2)%**
Net interest income	**254**	241	**5 %**	**740**	714	**4 %**
Reversal of (provision for) credit losses	**—**	—	**— %**	**(1)**	(2)	**(50)%**
Net interest income after reversal of (provision for) credit losses	**254**	241	**5 %**	**739**	712	**4 %**
Noninterest income (loss)	**18**	36	**(50)%**	**74**	77	**(4)%**
Voluntary Community Investment contributions	**(33)**	(7)	**371 %**	**(49)**	(44)	**11 %**
Other noninterest expense	**(77)**	(64)	**20 %**	**(219)**	(196)	**12 %**
Income before assessments	**162**	206	**(21)%**	**545**	549	**(1)%**
Affordable Housing Program assessment	**(17)**	(21)	**(19)%**	**(55)**	(55)	**— %**
Net income	**$ 145**	$ 185	**(22)%**	**$ 490**	$ 494	**(1)%**
Average interest-earning assets	**$ 156,119**	$ 141,444	**10 %**	**$ 151,976**	$ 134,948	**13 %**
Net interest income yield on average interest-earning assets	**0.65 %**	0.68 %	**(0.03)%**	**0.65 %**	0.71 %	**(0.06)%**

About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments that affect FHLBank Chicago, its members, or counterparties; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); prolonged inflation or recession; maintaining compliance with regulatory and statutory requirements (including relating to dividend payments and retained earnings); any decrease in levels of business which may negatively impact results of operations or financial condition; the reliability of projections, assumptions, and models on future financial performance and condition; political, national and world events (including geopolitical conflicts); changes in demand for advances or consolidated obligations; membership changes; changes in mortgage interest rates and prepayment speeds on mortgage assets; FHLBank Chicago's ability to execute its business model and pay future dividends (including enhanced dividends on activity stock); FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches in its technology, controls or operating processes; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

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